Shareholder meeting (unaudited)

The Fund held its Annual Meeting of Shareholders on January 22, 2010. The following action was taken by the shareholders:

Proposal: Election of four (4) Trustees to serve for a three-year term ending at the Annual Meeting of Shareholders in 2013. The votes cast with respect to each Trustee are set forth below:

THE PROPOSAL PASSED FOR ALL TRUSTEES ON JANUARY 22, 2010.

	TOTAL VOTES FOR	TOTAL VOTES WITHHELD
	THE NOMINEE	FROM THE NOMINEE
James R. Boyle	16,819,035	1,543,087
Deborah C. Jackson	16,786,309	1,575,813
Patti McGill Peterson	16,842,180	1,519,942
Steven R. Pruchansky	16,847,153	1,514,969

The following seven Trustees of the Fund were not up for election and remain in office:

James F. Carlin, William H. Cunningham, Charles L. Ladner, Stanley Martin, John A. Moore,

Gregory A. Russo, and John G. Vrysen.